Mail Stop 3561

February 20, 2009

Bradley J. Moynes
Chief Executive Officer
Black Diamond Brands Corporation
595 Hornby Street, Suite 600
Vancouver, BC, Canada, V6C 2E8

> **Re:** **Black Diamond Brands Corporation**
> **Form 20-F/A for Fiscal Year Ended**
> **December 31, 2007**
> **Filed February 19, 2009**
> **File No. 000-52145**

Dear Mr. Moynes:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F/A for Fiscal Year Ended December 31, 2007

Item 15T – Controls and Procedures, page 39

Management's Annual Report on Internal Control Over Financial Reporting

1. We note that your report states that "management did not use any framework based on a recognized control framework" in its evaluation of the effectiveness of internal control over financial reporting. Please note that in order for management to evaluate the effectiveness of your internal control over financial reporting, a recognized

control framework must be used. Please provide us with a detailed discussion of how management overcame this requirement or revise to identify the framework used to evaluate the effectiveness of internal control over financial reporting. See Section II.A. of SEC Release 33-8810 for guidance.

2. We note your disclosure that management believes that you may not have had effective internal control over financial reporting at December 31, 2007. Please revise to state, in unqualified language, that management concluded that internal control over financial reporting was either effective or was not effective at December 31, 2007.

3. In connection with the previous comment, we note that you have disclosed "material internal control limitations." Please revise to disclose any material weaknesses identified by management in their assessment of your internal control over financial reporting.

4. Please revise to disclose your specific plans to remediate the material weaknesses in your internal control over financial reporting. Rather than just stating your intention to establish an effective system of internal control over financial reporting, your remediation plans should discuss the specific steps you plan to take to resolve the material weaknesses identified by management.

Other

5. You did not respond to our prior comment four, thus the comment will be reissued. In connection with responding to our comments, please provide a written statement from an officer of the company acknowledging that:
    - The company is responsible for the adequacy and accuracy of the disclosure in the filing
    - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing
    - The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services